Exhibit 99.106

RECEIPT

Vicinity Motor Corp.

This is the receipt of the British Columbia Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated April 19, 2021 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta and Manitoba. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

April 20, 2021

Michael P. Wong

Michael P. Wong, CPA, CMA

Manager, Corporate Finance

SEDAR Project Number 3201957

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2

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